UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

Commission File Number: 000-31557

CIBT Education Group Inc.
(Translation of registrant’s name into English)

Suite 1200, 777 West Broadway
Vancouver, British Columbia, Canada V5Z 4J7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On January 8, 2012, CIBT Education Group Inc. (the “Company”) issued a news release announcing that pursuant to its stock option plan, it has granted stock options to purchase an aggregate of 3,120,000 common shares, representing approximately 4% of the Company’s issued and outstanding share capital, to certain of its employees, consultants, officers and directors. The options vest over five years and are exercisable for a period of 5 years at a price of $0.24 per share.

On January 9, 2012, the Company issued a news release announcing that Sir John Daniel has joined the Company’s advisory board and will serve as its chair. Further details concerning Sir John Daniel’s past experience may be found in the news release.

Copies of the news releases are attached as exhibits hereto.

EXHIBITS

Number	Description of Exhibit
99.1	January 8, 2012 News Release – “CIBT Reports Grant of Stock Options”
99.2	January 9, 2012 News Release – “CIBT welcomes Sir John Daniel to chair its Advisory Board”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIBT Education Group Inc.
(Registrant)

Date: January 11, 2012	By:	/s/ Toby Chu
Toby Chu President and Chief Executive Officer